Exhibit 99.4

FORM 52-109F2

Certification of Interim Filings Following

an Initial Public Offering, Reverse Takeover or

Becoming a Non-Venture Issuer

I, Nicolas Brunet, Executive Vice-President and Chief Financial Officer of The Lion Electric Company, certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of The Lion Electric Company (the “issuer”) for the interim period ended June 30, 2021.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 13, 2021

(s) Nicolas Brunet
Nicolas Brunet
Executive Vice-President and Chief Financial Officer